EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
The following entities, unless otherwise indicated, are wholly-owned direct or indirect subsidiaries of the Registrant as of December 31, 2010:

State or Country
	Name	of Organization

1.	Baker Holding Corporation	Delaware
2.	Baker/OTS, Inc.	Delaware
3.	Michael Baker International, Inc.	Delaware
4.	Michael Baker Engineering, Inc.	New York
5.	Baker Vessels, Inc.	Pennsylvania
6.	Michael Baker Jr., Inc.	Pennsylvania
7.	LPACIFIC Group Incorporated	South Carolina
8.	The LPA Design Group, Inc.	South Carolina
9.	The LPA Group Incorporated	South Carolina
10.	Vermont General Insurance Company	Vermont
11.	Baker Engineering International, Ltd.	Cayman Islands
12.	Overseas Technical Services (Middle East) Ltd.	Cayman Islands
13.	Michael Baker de Mexico S.A. de C.V.	Mexico
14.	The LPA Group of Canada, Inc.	New Brunswick, Canada